John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

July 22, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street NE Washington, DC 20549
Re:	Cheer Holding, Inc.

Amendment No. 1 to Registration Statement on Form F-3

Filed June 24, 2024

File No. 333-279221

Dear Sir/Madam:

On behalf of Cheer Holding, Inc. (the “Company”), we are responding to the Staff’s comment letter dated July 10, 2024, related to the above referenced Amendment No. 1 to Registration Statement on Form F-3. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 1 to Registration Statement on Form F-3
Description of Debt Securities, page 70

1.	Your response to prior comment 8 indicates that you do not intend to issue any debt securities pursuant to a trust indenture upon reliance on Section 304(a)(8) of the Trust Indenture Act and Rule 4a-1 promulgated thereunder. Please provide an analysis of how you believe you will qualify for this exemption. Additionally, we note that your existing disclosure in this section contains several references to the potential use of an indenture or a trust. As you have indicated you are relying on the exemption for securities issued other than under an indenture, please remove these references or advise. Lastly, please disclose the effects and risks of not being subject to the provisions of the Trust Indenture Act.

RESPONSE:

As previously indicated and as indicated in Amendment No. 2 to the Registration Statement on page 70, in connection with the issuance of any debt securities, the Company does not intend to issue them pursuant to a trust indenture. The Company further clarifies that it will not issue debt securities in which the aggregate principal amount of outstanding will not exceed $10,000,000 in the aggregate during a 36-month period. We believe that this clarification is consistent with CD&I 205.01, 205.02, and 201.02. However, if a trust indenture is requested by a placement agent, underwriter or broker-dealer as a condition of the financing, the Company will provide and enter into a trust indenture, unless the Company is required to register such trust indenture under the Trust Indenture Act, in which the Company will pass on the financing under this registration statement.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

U.S. Securities and Exchange Commission

July 22, 2024

General

2.	We note your response to prior comments 1 and 2, particularly your statement that “Upon purchase of an NFT on CheerReal, users obtain an authenticated digital artwork and can exchange them with other users. There is no secondary market for the NFTs and the purchase and sale of NFTs among users is not allowed on CheerReal.” We have the following additional questions:

●	Please clarify whether the NFTs can be transferred outside your platform.

●	Please explain in greater detail how the NFTs can be used within or interact with the platform. In this regard, we note a company press release indicating that the platform aims to connect “virtual and real economy through innovative digital art and a diverse and inclusive metaverse world.”

●	Please explain whether there is any means by which the NFTs can be sold or otherwise transferred for value. In this regard, we note a company press release referring to the ability to “auction” them through the platform. We also note a company press release stating that “CheerReal aims to accelerate the digitization of cultural and art works, promote and maximize the value of digital assets, and create a new ecosystem of the digital asset economy.”

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure to update its description of its CheerReal platform beginning on page 10 of Amendment No. 2 to Form F-3.

The Company clarifies that the NFTs on CheerReal cannot be transferred outside the platform, and that CheerReal does not support outside transfers. The Company further clarifies that the primary purpose of NFTs within CheerReal is to meet the needs of its users that own digital art collections. For example, users can display their NFT digital artworks within the CHEER ecosystem, such as on electronic picture frame products, televisions, and other devices that are linked within the CHEER ecosystem. In addition, users who own specific types of NFTs can also participate in art gatherings hosted by the Company, which will provide them the opportunity to meet and communicate one-on-one with their favorite artists. The Company believes that by leveraging the use of NFTs and new forms of technology, artists and art collectors can transition from traditional offline art ownership to online platforms, which can lead to the expansion of the influence and popularity of artists, enhance the artistic value of their work, while also meeting the needs of consumers in their pursuit and appreciation of art.

LEWIS BRISBOIS BISGAARD & SMITH LLP
www.lewisbrisbois.com

U.S. Securities and Exchange Commission

July 22, 2024

The Company confirms that CheerReal does not support any other forms of value transfer or transactions involving its NFTs. As previously indicated, users of CheerReal can only exchange, or gift, NFTs on the platform for no additional fee. The Company clarifies that the “auction” mentioned in the prior press release refers to a primary market auction in connection with the initial issuance of the NFT artworks, and that there is no secondary market for NFTs on CheerReal; as such, there is no “auctioning” of the NFTs among users on the CheerReal platform. The Company further confirms that the purpose of CheerReal is to provide artists with a new digital art solution that is different from traditional offline art ownership through the issuance of NFTs of the artist’s artwork, and not create a secondary market for NFTs. The Company believes that this approach will enhance the artists' personal visibility on a larger scale, and creates income for artists through NFT technology, and expands the methods and impact of how art is displayed, thus creating a new ecosystem for digital art assets.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP
www.lewisbrisbois.com